August 9, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Larry Spirgel

Re:	SeaChange International, Inc.
Form 10-K for the year ended January 31, 2006
Filed April 17, 2006
Form 10-Q for the fiscal quarter ended April 30, 2006
File No. 0-21393

Ladies and Gentlemen:

I am writing to you on behalf of SeaChange International, Inc. (the “Company”), our client, to respond to your letter dated August 3, 2006 to the Company. The letter sets forth the comments of the Staff of the Securities and Exchange Commission (the “Staff”) and requests a response to the comments within 10 business days, or else a notification of when such a response will be provided.

The Company will not be able to gather a complete response to the Staff’s comments within 10 business days, but the Company intends to respond fully by September 8, 2006. On August 8, 2006, the Company discussed this extension with Nasreen Mohammed, Staff Accountant, who indicated that the Staff would not object to this request.

If you have any questions or would like to discuss any of the information covered in this letter, please contact either Kevin Bisson or Barbara Davidson of the Company at (978) 897-0100.

Sincerely,

/s/ William B. Simmons, Jr.
William B. Simmons, Jr.